Exhibit 12.1

AMAG Pharmaceuticals, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Three Months
	Ended
	March, 31		Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings:
Income (loss) before income taxes	$(60,221)	$(370,094)	$9,055	$39,844	$(17,342)	$(9,602)
Fixed Charges	12,735	56,372	74,176	54,246	15,247	657
Total earnings	$(47,486)	$(313,722)	$83,231	$94,090	$(2,095)	$(8,945)
Fixed Charges:
Interest expense	$12,097	$53,980	$73,153	$53,251	$14,697	$—
Estimated interest component of rental expense	638	2,392	1,023	995	550	657
Total fixed charges	$12,735	$56,372	$74,176	$54,246	$15,247	$657
Ratio of earnings to fixed charges (1)	— (2)	— (3)	1.12x	1.73x	— (4)	— (5)

(1) The ratio of earnings to fixed charges is calculated pursuant to the instructions of Item 503 of Regulation S-K and by dividing earnings by fixed charges. For this purpose, “earnings” are determined by adding fixed charges to our income (loss) before income taxes, and “fixed charges” consists of interest expense on our indebtedness as well as the estimated interest component of rental expense (one-third of rent expense, a reasonable approximation of the interest factor) under our operating leases.

(2) Our earnings were insufficient to cover our fixed charges during the three months ended March 31, 2018 by $60.2 million.

(3) Our earnings were insufficient to cover our fixed charges during the year ended December 31, 2017 by $370.1 million.

(4) Our earnings were insufficient to cover our fixed charges during the year ended December 31, 2014 by $17.3 million.

(5) Our earnings were insufficient to cover our fixed charges during the year ended December 31, 2013 by $9.6 million.